October 25, 2019

Bahir Manios
Chief Financial Officer
Brookfield Infrastructure Corporation
250 Vesey Street, 15th Floor
New York, New York 10281-1021

       Re: Brookfield Infrastructure Corp.
           Registration Statement on Form F-1
           Filed September 25, 2019
           File No. 333-233934

Dear Mr. Manios:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-1

Questions and Answers Regarding the Special Distribution
Do you intend to pay dividends on the class A shares?, page 4

1. Please discuss here and on page 12 that dividends will not be declared until after the second anniversary of the distribution date, if true, as your disclosure regarding the
       Support Agreement suggests. In this regard, we note your disclosure that the Support
       Agreement, "pursuant to which Brookfield Infrastructure agrees to provide support to
       [y]our company in relation to, among other things, the declaration and payment of dividends, only becomes effective from and after the second anniversary of the distribution date." If dividends will be paid on the units but not on the class A shares for the first 2 years following the distribution, tell us why you believe it is appropriate to state that the economic return on the class A shares will be equivalent to the units.
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Brookfield Infrastructure Corporation
Comapany NameBrookfield Infrastructure Corporation
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2. Given the distribution levels you disclose here, tell us why you believe it is appropriate to refer to dividends on the class A shares and units as "identical," such as on your prospectus cover page, and pages 5 and 13.
Summary, page 9

3. Please describe on your prospectus cover page, here and in your risk factor section your capital structure, including the number of votes per share to which each class of shares is entitled. For example, disclose as you do on page 133, that holders of class B shares will be entitled to cast, in the aggregate, a number of votes equal to three times the number of votes attached to the class A shares.

4. In an appropriate place in your Summary, please revise to discuss the conflicts of interest that are present in this transaction as a result of your organizational and ownership structure. For example, discuss the overlapping roles of your board members.
Ownership and Organizational Structure, page 12

5. Please revise to disclose the economic and voting interests represented in the various entities you depict here and on page 43.
Risk Factors, page 16

6. Please tell us what consideration was given to including risk factor disclosure for the UK's pending withdrawal from the European Union. In this regard, we note that "[y]our initial operations will consist principally of the ownership and operation of...regulated distribution operations in the United Kingdom."
Any holder requesting an exchange of their class A shares for which our company or the partnership elects to provide units..., page 20

7. We note your disclosure that "any holder whose class A shares are subsequently exchanged for units or its cash equivalent will not receive such units or cash for up to ten
         (10) business days after the applicable request is received." Please disclose how investors will know as of what date you intend to effectuate the exchange, regardless of the amount of time it takes to process the exchange. In this regard, we note your disclosure that
         "during this period, the market price of units may decrease...affect[ing] the value of the consideration to be received by the holder of class A shares."
The Special Distribution
Background to and Purpose of the Special Distribution, page 39

8. Where you state that the special distribution "provides investors with the flexibility to own the economic equivalent of units through the ownership of [your] class A shares," please revise to clarify that the class A shares represents a fractional economic equivalent to the units, given the ratio applicable to the distribution. Alternatively, if you are trying to
 Bahir Manios
FirstName LastNameBahir Manios
Brookfield Infrastructure Corporation
Comapany NameBrookfield Infrastructure Corporation
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         convey that the economic equivalent is realizable via the exchange feature, if exercised, please state as much.
9. Your free writing prospectus mentions the higher-after tax yield available to certain investors, in addition to the favorable tax reporting framework, however, you do not mention this objective here. Please revise or advise.
Mechanics of the Special Distribution, page 40

10. In an appropriate place in your prospectus, please elaborate upon how and why the special distribution ratio of one class A share for every nine units held was determined. As a related matter, please disclose how and why it was determined that the principal business and assets you would hold would be the regulated gas transmission systems in Brazil and the regulated distribution operations in the United Kingdom. Please also explain how the exchange ratio feature was determined.
11. We note your disclosure that you currently intend to satisfy any exchange requests on the class A shares through the delivery of units rather than cash. Please tell us why and what factors you will take into account in the future in making this determination.
12. Please disclose the consideration you intend to provide in exchange for Brookfield
         Infrastructure's interest in the portions of the business being transferred to you, including the loan and shares to be issued.
Dividend Policy, page 41

13. Please indicate whether or not you currently expect that comparable cash dividends paid to the units historically will continue to be paid in the future, and if not, the nature of the change in the amount or rate of cash dividend payments. For example, the amounts of your historical dividend(s) would put this disclosure in greater context. In this regard, we note your disclosure that you expect dividends on the class A shares will be declared at the same time and in the same amount as distributions are made on units.
14. If there are any restrictions upon your ability to pay dividends, such as in any of your loan or credit agreements, please disclose them here.
Capitalization, page 42

15. We note you will have three classes of common shares outstanding after the transfer of the
         Business. Since you will have multiple classes of shares following the transfer, please revise this disclosure to separately quantify the number of pro forma shares issued and outstanding for each class of share. Please also apply this comment to your pro forma financial statement disclosures.
16. For the ease of your investors, please revise your table to quantify Total Capitalization.
         Refer to Item 4(a) of Form F-1 and Item 3.B. of Form 20-F.
17. We note that a significant portion of your share capital is classified in your pro forma
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Brookfield Infrastructure Corporation
Comapany NameBrookfield Infrastructure Corporation
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         financial statements as a current liability and is not reflected in this capitalization table.
         Please tell us the factors you considered when concluding it does not represent a portion of your capitalization.
Corporate Structure, page 43

18. We note references to Exchange LP throughout your registration statement. Please revise to discuss Exchange LP's relationship to the group and if material, revise to reference it in the organizational chart.
Unaudited Pro Forma Financial Statements, page 44

19. We note from disclosures elsewhere in your filing that following completion of the special distribution, you will be responsible for reimbursing Brookfield Infrastructure for your proportionate share of management and incentive distribution fees. Please confirm our understanding that such fees are not included in the carve-out financial statements as part of the allocation of corporate costs and would represent additional costs to your company.
         If our understanding is correct, please tell us how you considered providing narrative disclosure in the introduction to the pro forma financial statements or another appropriate location in your filing of the anticipated amount of such fees. If you are unable to estimate these fees, please consider providing narrative disclosure in the introduction to the pro forma financial statements to remind your investors that these fees are not captured in your pro forma financial statements and to clearly indicate that you are currently unable to estimate the amount of such fees.
20. Note 2 to your pro forma financial statements indicates that you intend to classify the class
         A and B shares as financial liabilities due to the exchange feature, while class C shares will be classified as equity instruments. However, the description of your share capital beginning on page 129 indicates that each class A share is exchangeable for one unit of the partnership or its cash equivalent, with the form of payment determined at your election, while the class B and class C shares are redeemable for cash. Please revise your pro forma footnotes and other applicable disclosures in your filing to better explain the exchange feature of class B shares referenced in Note 2 since your current disclosures appear to indicate that only class A shares have an exchange feature. Furthermore, for each class of stock, please provide to us a summary of the terms of the exchange and/or redemption feature and, with reference to the applicable IFRS literature, your accounting analysis supporting whether such class of stock should be classified as a financial liability or equity.
21. Note 5 to the pro forma financial statements appears to indicate that you have not presented pro forma earnings per share because you do not believe your class A, B, or C shares represent ordinary shares as contemplated by IAS 33. Please provide us with a more detailed analysis of this matter.
 Bahir Manios
FirstName LastNameBahir Manios
Brookfield Infrastructure Corporation
Comapany NameBrookfield Infrastructure Corporation
October 25, 2019
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Management's Discussion and Analysis of Financial Condition and Results of Operations, page
56

22. Please revise here or on your business section to include the amount invested in capital expenditures and divestitures for the financial periods presented. Your description should also include information concerning the principal capital expenditures currently in progress and the method of financing. Refer to Item 4.A.5 and 6 of Form 20-F.
Results of Operations, page 63

23. In order to provide your investors with greater insight into the underlying factors that materially contributed to the changes in your operating results, please tell us what consideration you gave to separately discussing the changes in revenues and direct costs for each category of products or services you offer such as the design, construction and connection fees, and the ongoing tariffs you charge once the connections are established.
         Furthermore, tell us how you considered separately discussing changes in revenue and direct costs for each of your UK gas and electricity operations and your Brazilian gas distribution operations. We assume these businesses could potentially have differing levels of profitability or experience different trends. Refer to Item 5 of Form 20-F and
         SEC Release 33-8350.
24. Please tell us what consideration you gave to disclosing any material impact related to increases in volumes versus changes in prices, or any other significant changes that impacted revenue of each of your U.K. and Brazilian businesses. Refer to Item 5 of Form
         20-F and SEC Release 33-8350.
25. You disclose on page 63, "Revenues increased by $46 million as a result of inflation-
         indexation and organic growth initiatives at both our U.K. regulated distribution business and Brazilian regulated gas transmission business." However, it's unclear to what extent each factor impacted the overall increase in revenue. Please revise your results discussion for each of the periods presented to quantify the impact that each item had on the overall change in revenue. Lastly, please apply this comment to other items in your analysis of results of operations in which multiple factors contributed to the overall change, such as your analysis of direct operating costs for the interim periods.

Performance Disclosures, page 72

26. Please revise your disclosure to explain how rate base is defined and why management believes presenting the metric is meaningful for investors. Additionally, it appears your proportionate rate base disclosure includes utility operations in two different markets (i.e.
         the UK and Brazilian jurisdictions). Tell us why such combined presentation is appropriate and how you considered disclosure of rate base by jurisdiction. An overview of how the Company uses this measure by jurisdiction or on a combined basis would facilitate our review. If there are material differences in how rate base is determined by
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Brookfield Infrastructure Corporation
Comapany NameBrookfield Infrastructure Corporation
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         jurisdiction or differences which have a direct impact on your results, then please explain to us why a disaggregated rate base presentation by jurisdiction would not be meaningful to investors.
27. The amounts you presented for Adjusted EBITDA, FFO, and AFFO for the interim and year-end periods do not agree to the amounts disclosed within the reconciliation of Non-
         IFRS financial measures beginning on page 77. Please revise your disclosures as needed so the amounts of the Non-IFRS measures presented here agree to the amounts seen in the tabular reconciliations presented later in your filing.
Review of Combined Carve-Out Statements of Cash Flows, page 87

28. The narrative analysis of changes in your cash flows on pages 88-89 appears too brief to meet the objectives of Item 5.B.1(b) of Form 20-F and Section IV.B.1 of SEC Release No.
         33-8350. Please revise to provide your investors with more insight into the primary drivers of material changes in your cash flows. As one example only and not an inclusive list, your analysis of the change in cash flows from operating activities for 2018 versus
         2017 indicates that cash flows from operating activities increased because of changes in your working capital. Please briefly disclose why your working capital changed.
         Additionally, the face of your cash flow statement appears to indicate a larger portion of the increase in cash flows from operating activities resulted from changes in your net income adjusted for the non-cash items listed in your cash flow statement. Please address this increase in net income adjusted for non-cash items in your analysis of changes in cash flows from operating activities or tell us why such disclosure is not necessary to explain the primary drivers of changes in your cash flows from operating activities.
Legal Matters, page 168

29. We note your disclosure that you believe this transaction should not be taxable and that dividends are expected to be qualified for U.S. investors. Please tell us and disclose whether you plan to obtain an opinion of counsel regarding the tax consequences of the special distribution. If you do not plan to provide a tax opinion, please provide us with your analysis as to why you do not believe such an opinion is required, given that you otherwise are promoting the tax advantages as one of the reasons for the special distribution. Refer to Section III.A.2 of Staff Legal Bulletin No. 19 for additional guidance.
Combined Carve-out Financial Statements of the Utilities Operations of
Brookfield
Infrastructure Partners L.P.
Note 2. Affiliates, page F-10

30. We note that you consolidate Nova Transportadora do Sudeste S.A. ("NTS"). Please
         provide us with your analysis under IFRS 10 to support your conclusion that you control
         NTS. As part your response, please tell us how you assessed the voting rights and contractual rights of all relevant parties when determining you have power and control
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Brookfield Infrastructure Corporation
Comapany NameBrookfield Infrastructure Corporation
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         over this affiliate. Also, explain how you assessed whether there were any substantive rights held by other shareholders that might preclude consolidation. See paragraph B25 of
         IFRS 10. Lastly, summarize for us what involvement the Brazilian government has, if any, with regard to control or power to direct the relevant activities of NTS.
Note 3. Significant Accounting Policies, page F-11

31. Please revise your footnotes here or in another appropriate location to provide the disclosures regarding your operating and reportable segments as required by paragraphs
         20-24 of IFRS 8. If you believe you have a single operating and reportable segment, please clearly disclose this to your investors, and provide us with your analysis of the guidance in paragraphs 5-10 of IFRS 8 to support your conclusion. Your response should address, but not be limited to, a description of the operating results regularly reviewed by your chief operating decision maker to make decisions about allocating resources and assessing performance, along with your identification of any managers who are directly accountable to and maintain regular contact with your chief operating decision maker to discuss operating activities, financial results, forecasts or plans for components of the company.
32. Pursuant to paragraph 32 of IFRS 8, please tell us what consideration you gave to disclosing revenues from external customers for each product and service. For example, on page 9 you disclose that your UK business constructs, owns, and operates connections to the home for six product lines which include: natural gas, electricity, fiber, water, wastewater and district heating; therefore it appears these might be considered categories of products and services. Alternatively, you might consider design, construction and connection to be distinct from the ongoing tariffs you charge once the connections are established. If information regarding your revenue by products and service is not available to you and the cost to develop it would be excessive, please disclose that fact and tell us how you reached that conclusion.

(k) Revenue Recognition, page F-17

33. You disclose elsewhere in your filing that BUUK designs, constructs and operates utility infrastructure networks. Please tell us whether you generated any significant amount of revenue from design and construction during any of the periods for which financial statements are presented in your filing. If so, please tell us how you considered disclosing your revenue recognition policies for these revenue streams or whether your existing disclosure regarding connection revenue is intended to address your design and construction activities. Additionally, if connection revenue includes revenue from design and construction of utility infrastructure, please revise your disclosure to clarify this to your investors.
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Brookfield Infrastructure Corporation
October 25, 2019
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Note 9. Intangible Assets, page F-33

34. Please expand your disclosure related to your Brazilian service concession arrangements or advise us how your current disclosure is compliant with paragraphs 6-7 of SIC 29. In this regard, SIC 29 requires disclosure of the significant terms of the arrangement that may affect the amount, timing and certainty of future cash flows. We note your current disclosure indicates that the agreements take into account a return on a regulatory asset base ("RAB") and adjustments for inflation. Tell us whether you considered disclosing the current return on RAB or the inflation adjustment to the tariffs. Additionally, it's unclear how such returns on RAB could change over the term of the concession.
Note 10. Goodwill, page F-34

35. It appears the majority of your goodwill arose from the NTS acquisition in fiscal 2017.
         Please tell us the methodology you used in allocating goodwill to your cash generating unit(s) pursuant to paragraph 80 of IAS 36 and the amount allocated to each cash generating unit. Additionally, revise your notes to the financial statements to include all of the required disclosures set forth in paragraphs 134-135 of IAS 36, or tell us how you believe your existing disclosures are fully responsive to that guidance.
General

36. Please revise the registration fee table to include the shares being registered on behalf of the selling shareholder or tell us why you do not believe this is necessary.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Robert Babula, Staff Accountant at (202) 551-3339 or Jennifer
Thompson, Branch Chief at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Lopez-Molina, Staff Attorney at (202) 551-3792 or Mara Ransom, Office Chief at (202) 551-3264 with any other questions.



FirstName LastNameBahir Manios                                  Sincerely,
Comapany NameBrookfield Infrastructure Corporation
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Corporation Finance
October 25, 2019 Page 8                                         Office of Trade
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